ROBERT WANG

October 22, 2009

Board of Directors

Avani International Group, Inc.

Dear Sirs:

Please be advised that I hereby resign in my capacity as Chairman, President and Chief or Principal Executive Office of the Company effective October 22, 2009.

This letter confirms that my departure in no way reflects any disagreements with the Company on matters relating to the Company’s policies, operations or practices.

Sincerely,

/s/ Robert Wang

Robert Wang